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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.___________)*

Salary.com, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

794006106
(CUSIP Number)

William C. Martin c/o Raging Capital Management LLC 254 Witherspoon Street Princeton, New Jersey 08542
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	794006106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raging Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,452,871

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,452,871

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,452,871

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON*

OO, IA

CUSIP No.	794006106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William C. Martin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

15,500

8.	SHARED VOTING POWER

1,452,871

9.	SOLE DISPOSITIVE POWER

15,500

10.	SHARED DISPOSITIVE POWER

1,452,871

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,468,371

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.  794006106

Item 1.	Security and Issuer.

The name of the issuer is Salary.com, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer’s office is 195 West Street, Waltham, Massachusetts 02451.  This schedule relates to the Issuer’s Common Stock.

Item 2.	Identity and Background.

(a-c, f)
This Schedule 13D is being filed by Raging Capital Management, LLC (“Raging Capital”), a Delaware limited liability company, and William C. Martin, a United States citizen (each a "Reporting Person" and collectively the "Reporting Persons").  The principal business address of the Reporting Persons is 254 Witherspoon Street, Princeton, New Jersey 08542.  Raging Capital serves as the general partner of Raging Capital Fund, LP and Raging Capital Fund (QP), LP (together, the “Funds”).  Mr. Martin serves as the managing member of Raging Capital and is primarily responsible for all investment decisions regarding Raging Capital’s investment portfolio.  The Common Stock reported herein is held in the Funds’ portfolios, with the exception of 15,500 shares held in Mr. Martin’s personal account.

	(d)	William C. Martin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, Raging Capital Management, LLC may be deemed to beneficially own 1,452,871 shares of Common Stock.

As of the date hereof, William C. Martin may be deemed to beneficially own 1,468,371 shares of Common Stock.

No borrowed funds were used to purchase the Common Stock reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Common Stock of the Issuer for investment purposes.  The Reporting Persons have been and may continue to be in contact with members of the Issuer’s Board of Directors, the Issuer’s management, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value.  The Reporting Persons have attached as Exhibit C to this Schedule 13D a letter dated March 18, 2009 to the Board of Directors of the Issuer.  The letter calls on the Board of Directors to replace two of the six non-employee directors currently sitting on the Board of Directors with directors who own material numbers of shares of the Issuer.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer’s charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares of Common Stock they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Raging Capital Management, LLC may be deemed to beneficially own 1,452,871 shares, or 8.7% of the Common Stock of the Issuer.  William C. Martin may be deemed to beneficially own 1,468,371 shares, or 8.7% of the Common Stock of the Issuer.  The ownership percentages listed herein are based upon the 16,793,397 shares outstanding as of February 1, 2009, according to the Issuer’s most recent Form 10-Q filing.

Raging Capital Management, LLC shares the power to vote or direct the vote of 1,452,871 shares to which this filing relates.

Raging Capital Management, LLC has the sole power to vote or direct the vote of 0 shares to which this filing relates.

Raging Capital Management, LLC shares the power to dispose or direct the disposition of 1,452,871 shares to which this filing relates.

Raging Capital Management, LLC has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

Raging Capital Management LLC specifically disclaims beneficial ownership in the shares reported herein except to the extent of its pecuniary interest therein.

William C. Martin shares the power to vote or direct the vote of 1,452,871 shares to which this filing relates.

William C. Martin has the sole power to vote or direct the vote of 15,500 shares to which this filing relates.

William C. Martin shares the power to dispose or direct the disposition of 1,452,871 shares to which this filing relates.

William C. Martin has the sole power to dispose or direct the disposition of 15,500 shares to which this filing relates.

William C. Martin specifically disclaims beneficial ownership in the shares reported herein except to the extent of its pecuniary interest therein.

Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Common Stock reported herein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Funds were all effected in broker transactions as set forth on Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer Exhibit C: Letter to the Board of Directors of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2009
(Date)

RAGING CAPITAL MANAGEMENT LLC*

/s/ William C. Martin
By: William C. Martin Title: Managing Member

WILLIAM C. MARTIN* /s/ William C. Martin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Stock of Salary.com, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 19th day of March, 2009.

RAGING CAPITAL MANAGEMENT LLC*

/s/ William C. Martin
By: William C. Martin Title: Managing Member

WILLIAM C. MARTIN* /s/ William C. Martin

Exhibit B

TRANSACTIONS IN THE SHARES

Date of Transaction	Number of Shares Purchased/(Sold)	Price of Shares

3/3/2009	12,200	1.3399
3/3/2009	2,675	1.4000

Exhibit C

254 Witherspoon Street
Princeton, NJ 08542
March 18, 2009

Salary.com, Inc.
Attention: Corporate Secretary
 c/o Brian G. Bloch, Esq., Assistant General Counsel
195 West Street
Waltham, MA 02451

Dear Sir,

Raging Capital Fund, LP, Raging Capital Fund QP, LP, and I, William C. Martin, are all longstanding shareholders of Salary.com (“SLRY”) with combined current holdings equal to approximately 8.75% of total shares outstanding.  This stake is reflective of our excitement about the business, its position in the marketplace, and the many opportunities the company has to grow over the next several years.

However, it is our strong view that the board of directors should be strengthened to include directors with meaningful share ownership.  Not one of the six non-employee directors of the company currently own more than 1% of the company’s outstanding shares.  In fact, the combined ownership of the non-employee directors is just 2.5% of the company – and that includes stock options and related grants.

The two non-employee directors that are up for election in 2009, Mr. John R. Sumser and Mr. Edward F. McCauley, own a combined 76,000 shares, or only $125,000 worth of stock.  Neither of these directors has purchased shares on the open market, even though the price of the stock has dropped more than 80% since the company’s initial public offering.  Moreover, Mr. John R. Sumser recently sold stock in December at a price of $1.50 per share.

Salary.com’s board should include non-employee directors who have material share positions in the company.  The benefits of having “owner-directors” involved in setting the company’s agenda include:

•	Establishing a long-term focused attitude and tone that can pervade positively throughout the organization.
•	Creating sensible compensation and equity grant programs that are focused on building long-term value for all parties.
•	Optimally allocating capital, particularly in a challenging economic environment.
•	Prudent, shareholder-minded decision making regarding the future of the business, be it as a standalone entity or as part of a larger consolidated organization within the sector.
•	Maintaining a healthy and productive “tension” between the board and the company’s management team.

Three seats are scheduled to be up for election at the company’s next annual shareholder’s meeting.  We call on the board to replace two of the non-employee directors with two new directors that have material share ownership.  These candidates should be agreeable to both the existing Nominating Committee of the board and our firm.

We would welcome a meeting with a representative of the board to address taking the necessary steps to see these objectives come to fruition in the near future.

Sincerely,

William C. Martin
Chairman of Raging Capital Management, LLC
General Partner of Raging Capital Fund, LP & Raging Capital Fund QP, LP

CC: Kent Plunkett, Chairman of the Board, CEO & President

SK 25477 0001 978624